High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-5244

March 18, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

 Re:  High Roller Technologies, Inc.

  Registration Statement on Form S-3

  Filed February 13, 2026

  File No. 333-293438

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, High Roller Technologies, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 PM Eastern Time, on Friday, March 20, 2026, or as soon as practicable thereafter.

Very truly yours,

High Roller Technologies, Inc.

By: /s/ Adam Felman
Adam Felman
Chief Financial Officer